November 27, 2009 VIA EDGAR Ms. Patricia Williams Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Nicholas Limited Edition, Inc. (the “Fund”)
Registration Nos. 033-11420/811-04993

Ms. Williams:

This Post-Effective Amendment (“PEA”) No. 33 to the Fund’s Registration Statement relating to its Class N shares is being filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of complying with revisions to Form N-1A adopted in Release Nos. 33-8998, IC-28584 (Jan. 13, 2009) for Nicholas II, Inc.'s Registration Statement, which is included in the combined Prospectus for the Fund's Class N.

Pursuant to Rule 485(a)(1), the Fund anticipates that this filing will be effective on January 29, 2010 or as soon as possible thereafter. At or before that time, the Fund will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to, among other things: (a) update any missing information; (b) file any updated exhibits to the Registration Statement; (c) make any changes in response to SEC comments; and (d) make any other nonmaterial changes as appropriate.

Please telephone the undersigned at (414) 272-4650 or Jason T. Thompson of Michael Best & Friedrich LLP at (414) 277-3482 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May Senior Vice President, Secretary and Treasurer Cc: Jason T. Thompson